Mail Stop 7010

                                                May 3, 2006

Mr. Martin M. Ellen
Snap-On Incorporated
2801 80th Street
Kenosha, Wisconsin 53143

	RE:	Snap-On Incorporated
      Form 10-K for the fiscal year ended December 31, 2005
		Filed February 21, 2006
      File #1-7724


Dear Mr. Ellen:

      We have reviewed your response letter dated April 25, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2005
Item 3. Legal Proceedings, page 18
1. We have reviewed your response to our prior comment one. In future filings, please revise your description of the litigation with former Snap-on dealers. In particular, provide a reasonable background to this issue. Describe the typical underlying arbitration disputes. Describe in better detail the uncertainties related to whether or not a class can be certified. Finally, to the extent that you conclude that there is at least a reasonable possibility that a loss may be incurred from these claims, please disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Reference SAB 5:Y and SFAS 5.

Note 2. Summary of Accounting Policies, page 56
Revenue Recognition, page 57
2. We have reviewed your response to our prior comment three.
With a
view towards future disclosure, please tell us how you recognize the revenue related to your various financing programs.

Inventories, page 61
3. We have reviewed your response to our prior comment four and have the following additional comments:
* Tell us why you have determined that the FIFO method for new acquisitions is a preferable method, instead of conforming the accounting policies of your acquired companies to one consistent corporate policy.
* We note that similar materials or products may be valued on both a
LIFO and FIFO basis but that you do not manufacture the same product at both a FIFO and LIFO location. Please clarify for us how you define "similar" products and provide us with a comprehensive understanding of those products/brands that are accounted for under
FIFO and LIFO. Describe for us the level of interchangability of these products based on customer orders.
* Tell us if materials and/or finished products are transferred between facilities during manufacturing and, if so, how you account for changes in the valuation of materials that began the manufacturing process in a FIFO facility and then were subsequently transferred to a LIFO facility or vice versa.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-
3747,
or in her absence, to me at (202) 551-3689.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant

Mr. Martin M. Ellen
Snap-On Incorporated
May 3, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE